Exhibit 99.1

Safe-T Announces Closing of $7.335 Million Underwritten Public Offering

Herzliya, Israel, August 21, 2018 — Safe-T Group Ltd. (“Safe-T” or the “Company”) (Nasdaq, TASE: SFET), a leading provider of software-defined access solutions for on-premises, mobile and the cloud, today announced the closing of its previously announced underwritten public offering of 510,438 American Depositary Shares (“ADSs”) at a price of $14.35 per ADS, Series A warrants to purchase up to 765,657 ADSs with an exercise price of $14.35 per ADS, and Series B warrants to purchase up to a maximum of 1,191,021 ADSs. Each ADS represents 40 of the Company’s Ordinary Shares. The ADSs and the accompanying warrants were purchased together in the offering, but were issued separately and immediately separable upon issuance. The Company received gross proceeds of approximately $7.335 million from the offering.

The Series A warrants have a term of six years, are exercisable immediately and have an exercise price of $14.35 per ADS. The Series B warrants will become exercisable, if at all, commencing 120 days after issuance, at the discretion of the holder thereof until exercised in full, if at the 120th day after issuance, 80% of the lowest volume weighted average price of the ADSs during the five trading days immediately prior to such date, or the Reset Price, is lower than $14.35. In such event, each Series B warrant holder will be entitled to additional ADSs at an exercise price of $0.001 per ADS with the number of ADSs exercisable equal to the aggregate investment by such holder in connection with the closing of this offering divided by the Reset Price, less any ADSs issued to such holder at the closing of the offering. In no event shall the Reset Price be less than $4.305, subject to customary adjustments for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions. In the event the right to purchase additional ADSs is not triggered on the 120th day after issuance, the Series B warrants will expire immediately.

The ADSs began trading on August 17, 2018 under the symbol “SFET” on the Nasdaq Capital Market. The Series A warrants and the Series B warrants are not listed on any exchange.

Chardan acted as the sole book-running manager for the offering.

In connection with the offering, Safe-T has granted the underwriter a 45-day option to purchase up to 76,565 additional ADSs and Series A warrants to purchase up to an additional 114,848 ADSs and Series B warrants to purchase up to an additional 178,653 ADS.

Safe-T intends to use the net proceeds from the offering for scaling up marketing and sales of its products in the United States and in the rest of the world, for research and development of new technologies to expand its business, and for working capital and general corporate purposes.

A registration statement on Form F-1 relating to the public offering of the securities described above was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on August 16, 2018. The offering of these securities was made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to and describing the terms of the offering has been filed with the SEC on August 20, 2018, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus may also be obtained from Chardan Capital Markets, LLC, 17 State Street, Suite 2100, New York, NY 10004, United States, by calling (646) 465-9000 or by emailing Prospectus@chardan.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Safe-T

Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SAFE), is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Safe-T’s expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements. Risk factors affecting the Company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise.

MEDIA CONTACT:

MS-IR LLC
Miri Segal-Scharia, CEO, 917-607-8654
msegal@ms-ir.com